SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the securities exchange act of 1934
(amendment no. ___)*

Aurinia Pharmaceuticals Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

05156V102
(CUSIP Number)

Kevin Tang

4747 Executive Drive, Suite 210

San Diego, CA 92121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05156V102
1	NAMES OF REPORTING PERSONS TANG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,229,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,229,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,229,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.1%
14	TYPE OF REPORTING PERSON OO

Page 2 of 14 Pages

CUSIP No. 05156V102
1	NAMES OF REPORTING PERSONS KEVIN TANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,229,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,229,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,229,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.1%
14	TYPE OF REPORTING PERSON IN

Page 3 of 14 Pages

CUSIP No. 05156V102
1	NAMES OF REPORTING PERSONS TANG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,729,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,729,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,729,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.7%
14	TYPE OF REPORTING PERSON PN

Page 4 of 14 Pages

CUSIP No. 05156V102
1	NAMES OF REPORTING PERSONS TANG CAPITAL PARTNERS III, INC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4%
14	TYPE OF REPORTING PERSON CO

Page 5 of 14 Pages

CUSIP No. 05156V102
1	NAMES OF REPORTING PERSONS TANG CAPITAL PARTNERS IV, INC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON CO

Page 6 of 14 Pages

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to Common Shares, no par value (the “Common Shares” or “Shares”) of Aurinia Pharmaceuticals Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is #140, 14315 - 118 Avenue, Edmonton, Alberta T5L 4S6.

Item 2.	Identity and Background

This Statement is voluntarily filed by Tang Capital Management, LLC, a Delaware limited liability company that is the general partner of Tang Capital Partners, LP (“Tang Capital Management”); Kevin Tang, a United States citizen who is the manager of Tang Capital Management and a member of the Board of Directors of the Issuer (“Kevin Tang”); Tang Capital Partners, LP, a Delaware limited partnership engaged in capital management (“Tang Capital Partners”); Tang Capital Partners III, Inc., a Nevada corporation that is indirectly wholly owned by Tang Capital Partners, LP (“Tang Capital Partners III”) and Tang Capital Partners IV, Inc., a Nevada corporation that is indirectly wholly owned by Tang Capital Partners, LP (“Tang Capital Partners IV” and, collectively with Tang Capital Management, Kevin Tang, Tang Capital Partners and Tang Capital Partners III the “Reporting Persons”). Kevin Tang is the sole director and Chief Executive Officer of Tang Capital Partners III and Tang Capital Partners IV. The address of Tang Capital Management, Kevin Tang and Tang Capital Partners is 4747 Executive Drive, Suite 210, San Diego, CA 92121. The address of Tang Capital Partners III and Tang Capital Partners IV is 5955 Edmond Street, Las Vegas, NV 89118.

During the past five years, none of the Reporting Persons have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Shares were acquired with approximately $44.5 million of working capital set aside by Tang Capital Partners for the general purpose of investing. Tang Capital Partners, LP maintains commingled margin accounts with various financial institutions, which may extend margin credit to Tang Capital Partners, LP as and when required, to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts may from time to time have debit balances. Since multiple different securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein.

Item 4.	Purpose of Transaction

On September 12, 2024, Mr. Tang was appointed as a member of the Board of Directors of the Issuer. The Reporting Persons purchased the Common Shares reported hereunder for investment purposes, and such purchases were made in the Reporting Persons’ ordinary course of business. As with their other investments, the Reporting Persons continuously evaluate the Issuer, including but not limited to its businesses, results of operations, and prospects.

The Reporting Persons may, subject to applicable law and regulation, further purchase, hold, vote, trade, dispose of or otherwise deal in the Common Shares at times, and in such manner, as they deem advisable to benefit from, among other things: (1) changes in the market prices of the Common Shares; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will continue to closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer, industry analysts, existing or potential strategic partners or competitors and investment and financing professionals. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons: (1) modifying their ownership of the Common Shares; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; or (4) pursuing one or more of the other actions described in Item 4 of this Schedule 13D.

Page 7 of 14 Pages

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to: (1) formulate plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in Item 4 of this Schedule 13D; and (3) subject to applicable law and regulation, acquire additional Common Shares or dispose of some or all of the Common Shares beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and/or change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer

(a) Tang Capital Management beneficially owns 7,229,500 of the Issuer’s Common Shares. Tang Capital Management shares voting and dispositive power over such shares with Tang Capital Partners, Tang Capital Partners III and Kevin Tang.

Kevin Tang beneficially owns 7,229,500 of the Issuer’s Common Shares. Kevin Tang shares voting and dispositive power over such shares with Tang Capital Partners, Tang Capital Partners III and Tang Capital Management.

Tang Capital Partners beneficially owns 6,729,500 of the Issuer’s Common Shares. Tang Capital Partners shares voting and dispositive power over such shares with Tang Capital Management and Kevin Tang.

Tang Capital Partners III beneficially owns 500,000 of the Issuer’s Common Shares. Tang Capital Partners III shares voting and dispositive power over such shares with Tang Capital Management and Kevin Tang.

The percentages used herein are based on 142,990,974 Common Shares outstanding as of July 31, 2024, as set forth in the Issuer’s Quarterly Report filed on Form 10-Q that was filed with the Securities and Exchange Commission on August 1, 2024.

Percent of Class:

Tang Capital Management	5.1%
Kevin Tang	5.1%
Tang Capital Partners	4.7%
Tang Capital Partners III	0.4%
Tang Capital Partners IV	0.0%

(b)       Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

	Tang Capital Management	0 shares
	Kevin Tang	0 shares
	Tang Capital Partners	0 shares
	Tang Capital Partners III	0 shares
	Tang Capital Partners IV	0 shares

(ii)	shared power to vote or to direct the vote:

	Tang Capital Management	7,229,500 shares
	Kevin Tang	7,229,500 shares
	Tang Capital Partners	6,729,500 shares
	Tang Capital Partners III	500,000 shares
	Tang Capital Partners IV	0 shares

Page 8 of 14 Pages

(iii)	sole power to dispose or to direct the disposition of:

	Tang Capital Management	0 shares
	Kevin Tang	0 shares
	Tang Capital Partners	0 shares
	Tang Capital Partners III	0 shares
	Tang Capital Partners IV	0 shares

(iv)	shared power to dispose or to direct the disposition of:

	Tang Capital Management	7,229,500 shares
	Kevin Tang	7,229,500 shares
	Tang Capital Partners	6,729,500 shares
	Tang Capital Partners III	500,000 shares
	Tang Capital Partners IV	0 shares

(c)       The following describes all transactions in the Issuer’s Common Shares that were effected during the past 60 days by the Reporting Persons:

Transaction Date	Nature of Transaction	Price Per Share	Quantity

7/15/24	Purchase	$5.62[1]	144,660

7/16/24	Purchase	$5.80[2]	116,507

7/16/24	Purchase	$5.82[3]	55,340

7/17/24	Purchase	$5.76[4]	101,215

7/18/24	Purchase	$5.63[5]	135,984

7/19/24	Purchase	$5.56[6]	137,480

7/19/24	Purchase	$5.70[7]	46,294

7/19/24	Call Option Assignment	$5.57	1,000,000

7/22/24	Purchase	$5.47[8]	62,520

_____________________________

1 The prices reported are weighted average prices. These shares were purchased in multiple transactions at prices ranging from $5.54 to $5.67. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares purchased at each price within the ranges set forth in Footnotes 1 through 56 herein.

2 These shares were purchased in multiple transactions at prices ranging from $5.71 to $5.86.

3 These shares were purchased in multiple transactions at prices ranging from $5.72 to $5.89.

4 These shares were purchased in multiple transactions at prices ranging from $5.66 to $5.84.

5 These shares were purchased in multiple transactions at prices ranging from $5.54 to $5.86.

6 These shares were purchased in multiple transactions at prices ranging from $5.52 to $5.65.

7 These shares were purchased in multiple transactions at prices ranging from $5.59 to $5.76.

8 These shares were purchased in multiple transactions at prices ranging from $5.38 to $5.64.

Page 9 of 14 Pages

7/22/24	Purchase	$5.42[9]	53,696

7/23/24	Purchase	$5.48[10]	146,304

7/25/24	Purchase	$5.59[11]	51,403

7/26/24	Purchase	$5.67[12]	103,795

7/29/24	Purchase	$5.64[13]	84,194

7/29/24	Purchase	$5.65[14]	44,802

7/30/24	Purchase	$5.75[15]	15,806

7/30/24	Purchase	$5.69[16]	100,000

7/31/24	Purchase	$5.76[17]	47,946

8/1/24	Purchase	$5.72[18]	52,054

8/1/24	Purchase	$5.68[19]	100,000

8/2/24	Purchase	$5.47[20]	200,000

8/5/24	Purchase	$5.42[21]	200,000

8/6/24	Purchase	$5.42[22]	18,658

8/7/24	Purchase	$5.33[23]	144,510

8/7/24	Purchase	$5.32[24]	600

_____________________________

9 These shares were purchased in multiple transactions at prices ranging from $5.34 to $5.47.

10 These shares were purchased in multiple transactions at prices ranging from $5.38 to $5.57.

11 These shares were purchased in multiple transactions at prices ranging from $5.57 to $5.62.

12 These shares were purchased in multiple transactions at prices ranging from $5.60 to $5.70.

13 These shares were purchased in multiple transactions at prices ranging from $5.60 to $5.69.

14 These shares were purchased in multiple transactions at prices ranging from $5.61 to $5.70.

15 These shares were purchased in multiple transactions at prices ranging from $5.70 to $5.79.

16 These shares were purchased in multiple transactions at prices ranging from $5.64 to $5.79.

17 These shares were purchased in multiple transactions at prices ranging from $5.66 to $5.80.

18 These shares were purchased in multiple transactions at prices ranging from $5.61 to $5.80.

19 These shares were purchased in multiple transactions at prices ranging from $5.61 to $5.78.

20 These shares were purchased in multiple transactions at prices ranging from $5.31 to $5.58.

21 These shares were purchased in multiple transactions at prices ranging from $5.25 to $5.50.

22 These shares were purchased in multiple transactions at prices ranging from $5.36 to $5.45.

23 These shares were purchased in multiple transactions at prices ranging from $5.26 to $5.45.

24 These shares were purchased in multiple transactions at prices ranging from $5.31 to $5.32.

Page 10 of 14 Pages

8/8/24	Purchase	$5.41[25]	71,619

8/8/24	Purchase	$5.38[26]	36,232

8/9/24	Purchase	$5.41[27]	98,245

8/12/24	Purchase	$5.41[28]	55,222

8/12/24	Purchase	$5.42[29]	30,136

8/13/24	Purchase	$5.43[30]	89,311

8/14/24	Purchase	$5.45[31]	5,361

8/16/24	Purchase	$5.63[32]	16,934

8/19/24	Purchase	$6.40[33]	191,214

8/19/24	Purchase	$6.35[34]	33,172

8/20/24	Purchase	$6.41[35]	142,475

8/21/24	Purchase	$6.65[36]	160,000

8/21/24	Purchase	$6.54[37]	166,311

8/21/24	Purchase	$6.60	100

8/22/24	Purchase	$6.65[38]	339,900

8/22/24	Purchase	$6.59[39]	500

_____________________________

25 These shares were purchased in multiple transactions at prices ranging from $5.32 to $5.45.

26 These shares were purchased in multiple transactions at prices ranging from $5.32 to $5.44.

27 These shares were purchased in multiple transactions at prices ranging from $5.32 to $5.45.

28 These shares were purchased in multiple transactions at prices ranging from $5.30 to $5.45.

29 These shares were purchased in multiple transactions at prices ranging from $5.34 to $5.45.

30 These shares were purchased in multiple transactions at prices ranging from $5.38 to $5.45.

31 These shares were purchased in multiple transactions at prices ranging from $5.43 to $5.45.

32 These shares were purchased in multiple transactions at prices ranging from $5.55 to $5.70.

33 These shares were purchased in multiple transactions at prices ranging from $6.30 to $6.50.

34 These shares were purchased in multiple transactions at prices ranging from $6.23 to $6.45.

35 These shares were purchased in multiple transactions at prices ranging from $6.33 to $6.50.

36 These shares were purchased in multiple transactions at prices ranging from $6.60 to $6.70.

37 These shares were purchased in multiple transactions at prices ranging from $6.37 to $6.64.

38 These shares were purchased in multiple transactions at prices ranging from $6.56 to $6.74.

39 These shares were purchased in multiple transactions at prices ranging from $6.50 to $6.69.

Page 11 of 14 Pages

8/23/24	Purchase	$6.81[40]	262,092

8/26/24	Purchase	$6.72[41]	158,000

8/27/24	Purchase	$6.73[42]	87,775

8/27/24	Purchase	$6.62[43]	79,408

8/28/24	Purchase	$6.65[44]	51,000

8/28/24	Purchase	$6.85[45]	212,225

8/29/24	Purchase	$6.88[46]	146,391

8/29/24	Purchase	$6.74[47]	49,000

8/30/24	Purchase	$6.81[48]	105,609

9/3/24	Purchase	$6.70[49]	139,309

9/3/24	Purchase	$6.84[50]	48,000

9/4/24	Purchase	$6.90[51]	263,725

9/4/24	Purchase	$6.75[52]	160,691

9/5/24	Purchase	$6.95[53]	36,275

9/5/24	Purchase	$6.88[54]	200,000

9/6/24	Purchase	$6.93[55]	60,843

9/6/24	Purchase	$7.19[56]	400,000

_____________________________

40 These shares were purchased in multiple transactions at prices ranging from $6.65 to $6.94.

41 These shares were purchased in multiple transactions at prices ranging from $6.59 to $6.83.

42 These shares were purchased in multiple transactions at prices ranging from $6.66 to $6.76.

43 These shares were purchased in multiple transactions at prices ranging from $6.53 to $6.78.

44 These shares were purchased in multiple transactions at prices ranging from $6.61 to $6.73.

45 These shares were purchased in multiple transactions at prices ranging from $6.71 to $6.95.

46 These shares were purchased in multiple transactions at prices ranging from $6.83 to $6.95.

47 These shares were purchased in multiple transactions at prices ranging from $6.63 to $6.95.

48 These shares were purchased in multiple transactions at prices ranging from $6.73 to $6.85.

49 These shares were purchased in multiple transactions at prices ranging from $6.65 to $6.80.

50 These shares were purchased in multiple transactions at prices ranging from $6.74 to $6.90.

51 These shares were purchased in multiple transactions at prices ranging from $6.82 to $6.95.

52 These shares were purchased in multiple transactions at prices ranging from $6.62 to $6.87.

53 These shares were purchased in multiple transactions at prices ranging from $6.93 to $6.95.

54 These shares were purchased in multiple transactions at prices ranging from $6.83 to $6.95.

55 These shares were purchased in multiple transactions at prices ranging from $6.85 to $6.99.

56 These shares were purchased in multiple transactions at prices ranging from $6.86 to $7.45.

Page 12 of 14 Pages

(d)       No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares beneficially owned by the Reporting Persons.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have potential obligations to purchase 3,000,000 of the Issuer’s Common Shares pursuant to put option contracts that expire on October 18, 2024 with a strike price of $6.00.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:    Joint Filing Agreement by and among the Reporting Persons.

Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 12, 2024

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL PARTNERS III, INC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

TANG CAPITAL PARTNERS IV, INC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

Page 14 of 14 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Shares, no par value, of Aurinia Pharmaceuticals Inc., and that this Agreement be included as an Exhibit to such joint filing. The Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 12th day of September 2024.

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL PARTNERS III, INC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

TANG CAPITAL PARTNERS IV, INC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang